TechTarget, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Toro CombineCo, Inc.

Commission File No.: 333-280529

The following email communication was made available to certain employees of TechTarget, Inc. on November 19, 2024.

All — For your reference, please see the attached FAQ regarding the treatment of your outstanding Restricted Stock Units in connection with the proposed strategic combination with Informa Tech’s digital businesses.

Charles D. Rennick

Vice President, General Counsel and

Corporate Secretary

phone 617.431.9875

TechTarget Restricted Stock Unit (RSU) FAQs

November 19, 2024

As you know, on January 10, 2024, TechTarget, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with, among others, Toro CombineCo, Inc., a wholly owned subsidiary of the Company (“CombineCo”), and Informa PLC (“Informa”). Pursuant to the Merger Agreement, (i) Informa will contribute its Informa Tech digital businesses and cash to CombineCo in exchange for shares of CombineCo common stock, and (ii) upon the merger of a CombineCo subsidiary with and into the Company, each outstanding share of Company common stock will be cancelled in exchange for the right to receive one share of CombineCo common stock and an amount of cash (the “Cash Amount Per Share”), currently estimated to be $11.71 ((i) and (ii), collectively, the “Transaction”). As a result, at the closing of the Transaction (the “Closing”), CombineCo will become a publicly traded company and will own both the Company and the Informa Tech digital businesses.

We are providing you with these FAQs to describe to you, in general terms, the treatment of your outstanding Company restricted stock units (“TechTarget RSUs”) if the Transaction occurs. The discussion in these FAQs is qualified in its entirety by reference to the Merger Agreement, the Company’s 2017 Stock Option and Incentive Plan, as amended (the “Plan”), and your TechTarget RSU award agreement(s) (collectively, the “Governing Documents”). In the event of any conflict between the discussion in these FAQs and the Governing Documents, the terms and conditions of the Governing Documents control.

These FAQs, including those relating to taxes, are for general information only and should not be construed as tax advice to you. These FAQs do not include all potential tax consequences of the Transaction with respect to your TechTarget RSUs, and do not take into account your individual circumstances. You are encouraged to consult your own tax advisors and/or attorney with respect to the Governing Documents and all rights and/or obligations thereunder.

1.	What will happen to my outstanding TechTarget RSUs if the Transaction occurs?

The treatment of your outstanding TechTarget RSUs in the Transaction depends on whether the RSUs were granted to you before or after January 10, 2024.

RSUs granted to you before January 10, 2024 – 50% acceleration

In connection with the Closing, 50% of your outstanding TechTarget RSUs granted to you prior to January 10, 2024 will be cancelled in exchange for the right to receive, with respect to each share of Company common stock underlying the vested TechTarget RSUs, (i) one share of CombineCo common stock (the value of which will be determined by subtracting the Cash Amount Per Share from the closing price of a share of Company common stock the trading day immediately preceding the Closing), and (ii) the Cash Amount Per Share (such RSUs, the “Settled RSUs”). The aggregate value of the CombineCo common stock and cash you receive for the Settled RSUs will be subject to tax withholding, as described below.

The remaining outstanding TechTarget RSUs granted to you prior to January 10, 2024 will be assumed by CombineCo and will be converted into an award of restricted stock units over shares of CombineCo common stock (“CombineCo RSUs”). Each CombineCo RSU will be subject to the same terms and conditions (including vesting, accelerated vesting and settlement schedule) as applied to your corresponding outstanding TechTarget RSU before Closing.

RSUs granted to you after January 10, 2024 – no acceleration

The vesting of the outstanding TechTarget RSUs granted to you after January 10, 2024 will not accelerate at Closing. Instead, 100% of the outstanding TechTarget RSUs granted to you after January 10, 2024 will be converted into CombineCo RSUs at Closing, as described above.

2.	How many CombineCo RSUs will I receive for my TechTarget RSUs that are being assumed by CombineCo?

At Closing, the TechTarget RSUs being assumed by CombineCo will convert into a number of CombineCo RSUs equal to the sum of (i) the number of TechTarget RSUs being assumed, plus (ii) an additional number of CombineCo RSUs to account for the Cash Amount Per Share described above. The additional number of CombineCo RSUs described in clause (ii) will be determined by (A) multiplying the number of TechTarget RSUs being assumed by CombineCo by the Cash Amount Per Share, and (B) dividing the result by the amount equal to the difference between (x) the closing per-share price of Company common stock for the trading day immediately prior to the day the Closing occurs and (y) the Cash Amount Per Share. The number of CombineCo RSUs you receive will be rounded down to the nearest whole number. Each CombineCo RSU will, upon vesting, entitle you to receive one share of CombineCo common stock.

3.	Will the acceleration and/or conversion of my TechTarget RSUs be a taxable event for me?

The acceleration and cancellation of your Settled RSUs at Closing in exchange for CombineCo common stock and cash, as described above, will be a taxable event for you.

The conversion of your TechTarget RSUs being assumed by CombineCo at Closing and converted into CombineCo RSUs will not be a taxable event for you.

We encourage you to contact your personal tax advisor and/or attorney with respect to the specific tax consequences of the Transaction to you.

4.	Will the consideration I receive for my Settled RSUs be subject to tax withholding?

If you are an employee of the Company, yes. The amount the Company is required to withhold will be based upon, among other things, the aggregate value of the cash and shares of CombineCo common stock that you receive with respect to your Settled RSUs. The value of each share of CombineCo common stock for this purpose will be determined by subtracting the Cash Amount per Share from the closing price of a share of Company common stock the trading day immediately before the day on which the Closing occurs. Any amounts required to be withheld will be satisfied first from the cash portion of the consideration you receive and then, if there is insufficient cash to fully satisfy the withholding obligation, by withholding a number of shares of CombineCo common stock sufficient to cover any remaining withholding.

5.	Will my CombineCo RSUs be subject to any new terms or conditions?

Generally, no. Your CombineCo RSUs will be subject to the same terms and conditions (including vesting, accelerated vesting and settlement schedule) as applied to your corresponding TechTarget RSUs before Closing (although your CombineCo RSUs will be settled in shares of CombineCo common stock, not Company common stock). Your CombineCo RSUs will continue to be governed by the Plan, which will be assumed by CombineCo at Closing to govern and administer the CombineCo RSUs you receive at Closing.

6.	Will I receive any additional information about the acceleration and conversion of my TechTarget RSUs?

Yes. After Closing, E*TRADE will provide you a report that describes, among other things, (i) the aggregate Cash Amount Per Share payable with respect to your Settled RSUs, (ii) the number of shares of CombineCo common stock issuable with respect to your Settled RSUs, (iii) the amount of taxes required to be withheld from the consideration payable for your Settled RSUs, (iv) the amount of cash and number of shares of CombineCo common stock (if any) withheld to satisfy the applicable withholding obligations, and (v) the number of CombineCo RSUs you received.

7.	What happens if the Transaction does not close?

If the Transaction does not close there will be no acceleration of vesting, no payments in respect of TechTarget RSUs and no assumption of TechTarget RSUs. Rather, your TechTarget RSUs will remain outstanding over shares of the Company’s common stock subject to and in accordance with their current terms.

8.	I have follow-up questions relating to the treatment of my TechTarget RSUs in the Transaction. Who should I reach out to?

Please reach out to your supervisor or shares@techtarget.com if you have additional questions about the treatment of your TechTarget RSUs in the Transaction. If you have questions relating to the tax treatment of your TechTarget RSUs in your individual circumstances, please consult your personal tax advisor.

Additional Information and Where to Find It

In connection with the Transaction, CombineCo filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) (the “Registration Statement”) containing a proxy statement of the Company that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2024, and was first mailed to the Company’s stockholders on or about October 25, 2024. The Company and CombineCo may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that the Company or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, COMPANY INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY THE COMPANY OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Company investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus filed on October 25, 2024, as well as other filings containing important information about the Company, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the tab “Financials” on the “Investor Relations” page of the Company’s internet website at investor.techtarget.com or by contacting the Company’s Investor Relations Department at investor@techtarget.com.

Participants in the Solicitation

The Company, CombineCo and Informa, and their respective directors and certain of their respective executive officers and employees, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following email communication was made available to certain employees of TechTarget, Inc. on November 19, 2024.

All — For your reference, please see the attached Notice regarding the 2022 Employee Stock Purchase Plan in connection with the proposed strategic combination with Informa Tech’s digital businesses.

Charles D. Rennick

Vice President, General Counsel and

Corporate Secretary

phone 617.431.9875

Termination of Plan Period under 2022 Employee Stock Purchase Plan

November 19, 2024

As you may know, we are moving toward the anticipated closing of the business combination contemplated by the Agreement and Plan of Merger, dated as of January 10, 2024, by and among TechTarget, Inc. (the “Company”), Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa PLC (“Informa”), Informa US Holdings Limited, and Informa Intrepid Holdings Inc. (the “Merger Agreement”). Under the Merger Agreement, the Company is required to terminate any ongoing Offering under the Company’s 2022 Employee Stock Purchase Plan (the “ESPP”) before the business combination, which constitutes a Reorganization Event under the ESPP, is completed. Any defined terms used but not defined in this notice shall have the meaning ascribed to them in the ESPP.

The Plan Period for the currently ongoing Offering began on June 1, 2024 and was originally scheduled to end on November 30, 2024. However, to facilitate completion of the business combination, which is currently expected to close on or around December 2, 2024, the Company’s Compensation Committee has selected November 21, 2024 as the new end date for the current Plan Period. Your accumulated payroll deductions will be automatically applied to purchase shares of Company common stock on November 21, 2024 in accordance with the terms of the ESPP, and any balance remaining in your account will be automatically refunded to you.

If the business combination closes, any outstanding shares of Company common stock purchased under the ESPP then held by you will be treated in accordance with the terms of the Merger Agreement. For a description of the treatment of Company common stock under the Merger Agreement, please see the joint proxy statement/prospectus filed by Toro CombineCo, Inc. with the Securities and Exchange Commission (the “SEC”) on October 25, 2024.

You should consult your own tax advisor as to the specific tax implications to you of the business combination with respect to the ESPP, including the applicability and effect of federal, state, local and non-U.S. tax laws. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Please contact shares@techtarget.com if you have any questions.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Transaction”), CombineCo filed with the SEC a registration statement on Form S-4 (File No. 333-280529) (the “Registration Statement”) containing a proxy statement of the Company that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2024, and was first mailed to the Company’s stockholders on or about October 25, 2024. The Company and CombineCo may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that the Company or CombineCo (as applicable) may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, COMPANY INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY THE COMPANY OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Company investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus filed on October 25, 2024, as well as other filings containing important information about the Company, CombineCo, and other parties to the Transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the tab “Financials” on the “Investor Relations” page of the Company’s internet website at investor.techtarget.com or by contacting the Company’s Investor Relations Department at investor@techtarget.com.

Participants in the Solicitation

The Company, CombineCo and Informa, and their respective directors and certain of their respective executive officers and employees, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.